

Mail Stop 3561

November 29, 2007

<u>By U.S. Mail</u>

Mr. David Cosper
Chief Financial Officer
Sonic Automotive, Inc.
6415 Idlewild Road, Suite 109
Charlotte, NC 28212

> **Re:** **Sonic Automotive, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 1-13395**

Dear Mr. Cosper:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404